

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 28, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 8.00% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share of TRITON INTERNATIONAL LIMITED under the Exchange Act of 1934.

Sincerely,

Bev Sayn

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.